VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ethan Horowitz

Re:	HDIMAX MEDIA, Inc.
Current Report on Form 8-K Filed November 26, 2014
File No. 002-75313

Dear Mr. Horowitz:

HDIMAX MEDIA, Inc. (“we,” the “Issuer” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated December 22, 2014 regarding the above referenced document.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 8-K filed on November 26, 2014

Exhibit 99.2 -Consolidated Pro Forma Financial Information

1. We note your presentation of pro forma financial statements as of and for the period ended November 21, 2014. Please revise to present pro forma financial statements for the reporting periods required by Rule 11-02(c) of Regulation S-X.

Response:

The Company acknowledges the pro forma financial statement reporting periods as required by Rule 11-02(c) of Regulation S-X would result in a revision to be reflective as of and for the period ended September 30, 2014. However, since the filing of the 8-K on November 26, 2014, the Company entered into material agreements resulting in significant impacts on the overall presentation of the required pro forma financial statements, and, as of the date of this response, the Company has not fully determined the effects.

The Company intends to meet its filing requirements timely as the Company’s management determines the impacts related to its on-going operations and currently available filings.

Pro Forma Consolidated Balance Sheet, page 2

2. Disclosure in your filing states that the business combination between HDIMAX, Inc. and Indigo-Energy, Inc. is a reverse acquisition with HDIMAX, Inc. as the accounting acquirer. With reference to the relevant authoritative guidance, please explain your basis for the pro forma adjustment to the intangible assets held by HDIMAX, Inc. prior to the acquisition or revise your disclosure to remove this pro forma adjustment.

In preparing the consolidated pro forma financial information the Company accounted for the business combination between HDMAX, Inc. and Indigo-Energy, Inc. by applying the acquisition method in accordance with Accounting Standards Codification (“ASC”) 805 – Business Combinations and subtopic 805-40 Reverse Acquisitions. At the time of filing, the Company did not apply the interpretation that a public shell reverse acquisition is a capital transaction in substance, rather than a business combination, resulting in no recognition of goodwill or other intangible assets except for those already recognized by the legal acquiree, HDIMAX, Inc.

As noted in the response to the first comment above, material events have occurred subsequent to the filing that will result in further significant revision to the pro forma financial statements, but have not been determined as of the date of this response.

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In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you require further clarification of any of the issues raised in this letter, please contact the undersigned’s accounting consultant, Marty Weigel at (775) 827-2312 extension 101 or its outside counsel, Lance McKinlay, at (949) 596-7995. We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s:/ James C. Walter, Sr.

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